Hogan Lovells US LLP Harbor East 100 International Drive Suite 2000 Baltimore, MD 21202 T +1 410 659 2700 F +1 410 659 2701 www.hoganlovells.com

May 25, 2012

FILED VIA EDGAR

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TESARO, Inc.
Registration Statement on Form S-1/A
Filed May 17, 2012
File No. 333-180309

Dear Mr. Riedler:

On behalf of TESARO, Inc. (the “Company”), this letter is in response to your letter of comment, dated May 22, 2012 to Mr. Leon O. Moulder, relating to the Company’s Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-180309) (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on May 17, 2012.  The Company is concurrently filing via EDGAR Amendment No. 4 (the “Amendment”) to the Registration Statement, marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing marked copies of the Amendment.

On behalf of the Company, we respectfully submit the following responses with respect to each comment contained in the May 22, 2012 letter. For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the corresponding response submitted on behalf of the Company.

Form S-1

General

1.            We note that you have submitted a number of confidential treatment requests in relation to Exhibits 10.17, 10.18 and 10.19. Please note that you will be receiving comments to the confidential treatment requests under separate cover and that all confidential treatment issues must be resolved before we will consider a request for acceleration of the registration statement.

The Company respectfully acknowledges the Staff’s comment.

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2.            Please submit a copy of your response letter dated May 3, 2012 as a “CORRESP” submission on EDGAR.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it submitted a copy of its response letter dated May 3, 2012 as a “CORRESP” submission on EDGAR on May 23, 2012.

Prospectus Summary

Our Product Candidates

Rolapitant, page 2

3.            You disclose on page 3 that you plan to present data from a 454-patient, randomized, placebo controlled Phase 2 clinical trial that evaluated rolapitant in patients at high risk of CINV at the American Society of Clinical Oncology conference in June 2012. Please confirm that you will expand your disclosure to disclose any additional material information which you present at that conference.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the information contained in the Registration Statement contains the information being presented at the ASCO conference that the Company considers material to investors.  The Company confirms that it does not intend to disclose any additional material information at that conference, but confirms to the Staff that to the extent it does it would expand its disclosure in the Registration Statement to disclose any such additional material information.

TSR-011, page 4

4.            We note your response to prior comment 11. However, you continue to reference a rapid path to commercialization on page 5. Please delete this reference or clarify why you believe you may be permitted to pursue a rapid path to commercialization and the length of time you are referring to by the use of “rapid path.”

In response to the Staff’s comment, the Company has deleted the reference to a “rapid path to commercialization” on page 5 of the Amendment.

Management’s Discussion and Analysis

Stock Based Compensation, page 59

5.            Please refer to your response to comment 25 and address the following:

•                  You state that for the retrospective valuation at June 30, 2011 you used a combination of the market and back-solve approach of the option pricing method. Please clarify in the filing what you mean by the back-solve method and why you believe the approach is indicative of enterprise value which normally would include the fair value of preferred and common stock and debt less cash.

In response to the Staff’s comment, the Company has revised the disclosure on page 65 to clarify the meaning of the Hybrid Method, which includes an Option Pricing Method, or OPM, back-solve scenario, as it was applied in the June 30, 2011 retrospective valuation and why it believes it was indicative of the equity value of the Company.

The Company also supplementally advises the Staff that it believes that at the June 30, 2011 valuation date, it was a stage 2/3 company, as defined in the Valuation of Privately-Held-Company

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Equity Securities Issued as Compensation Practice Aid, or the Practice Aid. According to the Practice Aid, the reliability of the back-solve method will likely increase as investments made by venture capital firms during stage 2 may provide a more reliable indicator of fair value than the investments made by any investors in stage 1. Also, because it is typical for multiple rounds of institutional financing to have occurred by stage 3, the back-solve method may provide a reliable indication of value that should be used as a basis to determine the Company’s equity value.  The Company believes that this methodology, given the proximity of the sale of Series B preferred stock to the valuation date, to estimate the total equity value is reasonable and commonly utilized in the valuation practice.

•                  You state in your response on page 10 that invested capital is cash and technology. Please clarify in the filing what you mean by technology and how it is valued. If the amount represents research and development costs, please tell us why that is reflective of the enterprise value. Also, please tell us why you believe invested capital is representative of enterprise value.

The Company supplementally informs the Staff that invested capital is equal to paid-in-capital or the amounts paid for shares of preferred and common stock.  In the Company’s application of the Guideline Public Company, or GPC, Method under the Market Approach, it used a multiple of invested capital as a financial metric to estimate its equity value. For the GPCs, their equity value was determined as being equal to their market capitalization.  The Company believes that the ratio of market capitalization of the GPC’s to their invested capital is an appropriate measure for pre-commercial biotechnology companies due to the uncertainty of valuing such companies and the lack of other reliable, objective metrics.

In response to the Staff’s comment, the Company has revised the disclosure on page 66 to clarify how the Company applied the multiple of invested capital in its determination of the Company’s equity value.

•                  You state in your response on page 11 that you based the enterprise value 70% on the option pricing model and 30% on the guideline public companies model. Please clarify that in the filing and tell us why you believe this split is appropriate. In addition, it is unclear how the option pricing model was applied since your main product had not entered phase 3 at June 30, 2011.

In response to the Staff’s comment, the Company has revised the disclosure on page 65 to clarify the meaning of the Hybrid Method, which includes an OPM back-solve scenario, as it was applied in the June 30, 2011 retrospective valuation and why it believes it was indicative of the equity value of the Company.

The Company supplementally informs the Staff that, for the June 30, 2011 retrospective valuation using the Hybrid Method, the Company estimated the fair value of the Company’s common stock by assigning a 70% weighting to the estimated fair value using the OPM back-solve method and a 30% weighting to the estimated fair value under the two IPO scenarios. Given the proximity to the Series B financing and the fact that the Series B financing included and was led by unrelated investors, the Series B per share issuance price is assumed to represent fair value as of June 30, 2011.  The Company believes that the predominant weighting (i.e. 70%) on the OPM back-solve method is appropriate due to the proximity of the issuance of the Company’s Series B preferred stock in June of 2011 to the valuation date and the fact the issuance included and was led by unrelated investors. These factors are a strong indicator that the price paid by the unrelated investors represents fair value and therefore the OPM back-solve method should have the

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predominant weighting.  Notwithstanding that the predominant weighting on the OPM back-solve method was appropriate, the Company deemed it appropriate to include a 30% weighting for the  two IPO scenarios because at the time of the retrospective valuation the Company had commenced its IPO process and had visibility into the probability and timing of these two potential future outcomes. The Company believes that the split between the OPM back-solve method and the two IPO scenarios is a reasonable judgment at the valuation date. As discussed above, the Company believes that the OPM back-solve method is an appropriate method for estimating the equity value of enterprises in stage 2 or 3, as defined in the Practice Aid.  The phase of clinical development of the Company’s main product candidate would not preclude the use of the OPM back-solve method.  The assumptions that the Company used in the OPM back-solve method are consistent with those that it believes are representative of entities that are at the Company’s stage of development.

In response to the Staff’s comment, the Company has revised the disclosure on page 65 to clarify the reason the Company believes the split is appropriate.

•                  Regarding the companies used for the guideline public companies method as discussed in your response, please tell us why the companies are comparable to Tesaro and explain how adjustments have been made to their values. For example, it is unclear why the DNA sequencing companies and companies with marketed products would be comparable to your company. In addition, since your main focus is on one product that began phase 3 studies in the first quarter 2012, please tell us if the other companies used had more than one product or how otherwise they are comparable to Tesaro.

The Company supplementally informs the Staff that it believes the GPCs are comparable to the Company because they are all in the same industry, have an equity value (measured by market capitalization) that is greater than 0.75 times invested capital at the valuation date [and were at a similar stage of development as the Company. More specifically, the GPCs were primarily biotechnology or pharmaceutical  companies  with a lead product candidate in a clinical development phase post Phase 2 clinical trials or later.  The Company is an oncology focused pharmaceutical company with its lead product candidate in post phase 2 clinical development. The majority of the GPCs have more than one product in development.  At each of the valuation dates, the Company had more than one product in development, and the Company’s stated strategy was, and is, to in-license or acquire additional product candidates across various stages of development.  Other than excluding those GPCs with a multiple of invested capital less than 0.75 times invested capital, no adjustments were made to the GPC’s values.

The Company supplementally advises the Staff that if it had excluded the 1 GPC with a marketed product and the 2 GPC’s that were DNA sequencing companies, the fair value of its common stock on June 30, 2011 would have changed from $0.92 per share to $0.93 per share and the fair value of its common stock on December 31, 2011 would have changed from $1.42 per share to $1.39 per share. The Company believes that these differences do not have a material impact on its financial statements for the year ended December 31, 2011 and the three month period ended March 31, 2012 or for future periods.

•                  You state on page 12 of your response that “if the enterprise value was a future value the Company discounted the future value to present value”. Your disclosure in the filing also refers to future enterprises values. As the valuation should be based on the value at the valuation date, please clarify in the filing what you mean by a future enterprise value and how that is considered in your valuation.

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The Company supplementally informs the Staff that for certain of the valuation dates it used the OPM and the probability-weighted expected return method, or PWERM. Under the PWERM, the value of the Company’s common stock is estimated based upon an analysis of future values for the enterprise assuming various future outcomes. The value of common stock at the valuation date is based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the enterprise as well as the rights of each share class. The OPM considers the various terms of the stockholder agreements including the level of seniority among the securities, dividend policy, conversion ratios and cash allocations upon liquidation of the enterprise. In addition, the method implicitly considers the effect of the liquidation preferences as of a future liquidation date, not as of the valuation date.  As each of these methods estimates the Company’s equity value at the future liquidity date, such value must be discounted to present value to appropriately value the Company’s common stock as of the valuation date.

In response to the Staff’s comment, the Company has revised the disclosure on pages 66 and 67 to clarify what it means by a future value for the enterprise and how it was considered in its valuation.

•                  Beginning on page 13 of your response letter you state “At the time the Company acquired the rights to rolapitant, in December 2010, rolapitant had not yet progressed to Phase 3 clinical trials. On page 14 you disclose the activities that occurred at different stages beginning in January 2011. Please revise your disclosure in the filing to be consistent with the discussion beginning on page 13 of your response.

In response to the Staff’s comment, the Company has revised the disclosure on pages 66 and 68 to more completely include the value creating activities related to rolapitant.

6.            Please refer to your response to comments 36 and 37. We will finalize our valuation relating to a beneficial conversion feature and stock compensation once an initial public offering price has been set. In this regard, we note that a significant number of options were issued subsequent to year-end.

The Company respectfully acknowledges the Staff’s comment.  The Company advises the Staff that it currently intends to submit supplementally preliminary valuation information prior to circulating a prospectus containing a price range.

Business

Rolapitant – Neurokinin-1 (NK-1) Receptor Antagonist, page 78

7.            Please update your disclosure on page 80 concerning your estimate of patients receiving HEC and MEC regimens, respectively, to be consistent with the information provided on pages 3 and 78 of your registration statement.

In response to the Staff’s comment, the Company respectfully advises the staff that the information presented on page 80 of Registration Statement was different than that presented on pages 3 and 78. The information on pages 3 and 78 relates to the percentage of cancer patients receiving the current standard of care for the prevention of CINV on the first day of chemotherapy who are patients on a HEC regimen or are patients being treated with carboplatin (a MEC regimen).  The Company estimates that these two groups of patients make up the total estimated potential market for NK-1 receptor antagonists, and the disclosure on page 80 of the Registration Statement indicated what percentage of the estimated market was comprised of the patients from each group.  The Company has revised the disclosure on page 80 of the Amendment to clarify this information.

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Licensing Agreements, page 85

8.            We note your response to prior comment 28. We believe that the use of “double-digit tiered royalties” and “low double-digits” does not provide investors with the material information about the royalty provisions of these agreements. Accordingly, please revise your disclosure regarding each of the agreements with OPKO and Amgen to disclose the potential range of royalty payments, in a range not to exceed ten percent.

In response to the Staff’s comment, the Company has revised the disclosure on pages 57, 58, 93 and F-26 to disclose the potential range of royalty payments in connection with each of the agreements relating to its product candidates.

*           *           *

The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (410) 659-2778 or Asher M. Rubin at (410) 659-2777.  We thank you in advance for your attention to the above.

Sincerely,

/s/ William I. Intner
William I. Intner

cc:	Leon O. Moulder, TESARO, Inc.
Mary Lynne Hedley, Ph.D., TESARO, Inc.
Richard J. Rodgers, TESARO, Inc.
Nandini Acharya, SEC Staff
Jennifer Riegel, SEC Staff
Sasha Parikh, SEC Staff
Mary Mast, SEC Staff
Asher M. Rubin, Esq., Hogan Lovells US LLP
Patrick A. Pohlen, Esq., Latham & Watkins LLP
Jim Morrone, Esq., Latham & Watkins LLP